Exhibit 21.1

Puget Energy, Inc.

SUBSIDIARIES

1.	Puget Sound Energy, Inc. 10885 N.E. Fourth Street, Suite 1200 Bellevue, Washington 98004-5515

2.	InfrastruX Group, Inc. 10900 N.E. Fourth Street, Suite 1900 Bellevue, Washington 98004-5515